UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2016 (Report No. 2)

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

The Registrant has posted an updated investor presentation to its website. A copy of the presentation is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

The presentation attached hereto as Exhibit 99.1 may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. These forward-looking statements include statements regarding the Registrant’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the genetic orphan disease drug market size and its growth potential, the Registrant’s position and potential in the genetic orphan disease drug market, the Registrant’s product pipeline, the timing and cost of trials for the Registrant’s products or whether such trials will be conducted at all, completion and receiving favorable results of trials for the Registrant’s products, timing of read out of clinical trials results, regulatory action with respect to the Registrant’s products, the Registrant’s projections for funds required for the development and commercialization of its products, development of product candidates either internally or through partnership, market adoption of the Registrant’s products by physicians and patients, the timing, cost or other aspects of the commercialization and marketing of the Registrant’s products, and future sales of the Registrant’s products or product candidates. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in the presentation would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on the Registrant’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Registrant could differ materially from those described in or implied by the statements in this presentation, including those discussed under the heading “Risk Factors” in the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, the Registrant disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Exhibit No.

99.1	Investor Presentation dated January, 2016 of BioBlast Pharma Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioBlast Pharma Ltd. (Registrant)

By	/s/ Colin Foster
Name: Colin Foster

Chief Executive Officer and President

Date: January 11, 2016